December 7, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 249 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the filing is to incorporate your comments to Post-Effective Amendment No. 240 with respect to the Catalyst/Millburn Hedge Strategy Fund.

The Registrant will also be requesting that that the Commission accelerate the effective date of the Amendment to December 15, 2015, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on February 20, 2016.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins

745021.56